Quarterly Review - June 30, 2008
FMI Provident Trust
Strategy Fund
Investment Objective
Seeks a combination of long-term growth of capital and income to achieve a high total return.
Manager - The FMI Provident Trust Strategy Fund (the "Fund") is advised by Fiduciary Management, Inc. of Milwaukee. On September 9, 2002, the shareholders of the Fund named Provident Trust Company of Waukesha, Wisconsin as sub-advisor for investment management. Provident was founded in 1999 and is controlled by the principals of the firm.
Investment Professionals - J. Scott Harkness, CFA, President and Chief Executive Officer of Provident Trust Company, is responsible for day-to-day management of the Fund.
Strategy - Provident Trust Company is a concentrated core growth equity manager seeking to exceed the S&P 500 1 domestic stock market index return over full investment cycles. (A typical investment cycle lasts 5-7 years and includes both a 30% advance and a 20% decline.) FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money markets to moderate volatility, and selects common stocks of all market capitalizations, generally of companies having a market capitalization of $1 billion or more at the time of purchase. Stock selection criteria includes improving revenue and earnings growth, increasing margins, significant management stock ownership, and upward valuation potential. The Fund is a non-diversified investment company; please see the prospectus for further details.
Fund Information
Inception Date	12/30/1986
Net Assets	$56.8 million
Net Asset Value	$7.60
Expense Ratio	1.00%
Ticker	FMIRX
Top Ten Holdings
Stryker Corp.	6.1%
Fastenal Co.	5.9%
Manpower Inc.	5.4%
Infosys Technologies Ltd. SP-ADR	5.4%
Cognizant Technology Solutions Corp.	5.3%
Express Scripts, Inc.	5.3%
Charles Schwab Corp.	5.0%
T. Rowe Price Group Inc.	5.0%
Helmerich & Payne, Inc.	4.6%
Jacobs Engineering Group Inc.	4.2%
Portfolio Characteristics
Weighted average market cap	$13.9 billion
Median market cap	$9.8 billion
P/E ratio (forward 4 quarters)	18.6x
Estimated L-T earnings growth rate	19.0%
Return on equity (ROE)	21.0%
Number of holdings	14
Top Ten Sectors
Performance	Q2 2008	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	3.54%	-7.41%	6.42%	12.13%	4.58%	10.36%
S&P 500[1]	-2.73%	-13.12%	4.40%	7.58%	2.88%	10.55%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - FMI Provident Trust Strategy Fund gained +3.5% for the past three months, outperforming the S&P 500's -2.7% decline. For the first six months of calendar 2008, the Fund lost -2.1% compared to -11.9% for the S&P 500. Our cash position varied between 30-50% so far in 2008, (as of July 14th, cash is 44%) due to deteriorating house prices, consumer confidence, credit availability and employment. 1974 was the last year business and credit conditions were strained this badly and it is important to remember the economy and the financial markets survived and prospered thanks to America's dynamism and resilience. We expect companies will "kitchen sink" earnings over the next two quarters, resulting in 2008 S&P 500 earnings of $80, well below the consensus expectations of $93. Lower earnings will lead to more conservative valuation; our year-end 2008 S&P 500 target price is reduced to 1200-1350 (or 15-17x 2008 EPS).

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Standard & Poor's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.